Exhibit 99.1

Healthpeak^{TM} Reports Third Quarter 2019 Results

IRVINE, CA, October 30, 2019 -- Healthpeak Properties, Inc., formerly known as HCP, Inc. (NYSE: HCP, to become "PEAK" effective November 5, 2019), today announced results for the third quarter ended September 30, 2019. For the quarter, Healthpeak generated a net loss of $0.09 per share, NAREIT FFO of $0.37 per share, FFO as adjusted of $0.44 per share and blended Total Portfolio SPP Cash NOI growth of 2.4%.

THIRD QUARTER 2019 FINANCIAL PERFORMANCE AND RECENT HIGHLIGHTS

– Changed name from HCP, Inc. to Healthpeak Properties, Inc. and website URL to www.healthpeak.com effective October 30, 2019, with name change and ticker symbol change to "PEAK" to become effective on the New York Stock Exchange on November 5, 2019

– Promoted Scott Brinker to President and Chief Investment Officer, Jeff Miller to Executive Vice President - Senior Housing and Lisa Alonso to Executive Vice President and Chief Human Resources Officer, effective January 1, 2020

– Entered into an agreement to form a $790 million joint venture in which Healthpeak will sell a 46.5% interest in a 19-property senior housing operating portfolio managed by Brookdale Senior Living ("Brookdale") to a sovereign wealth fund

– Signed mutually beneficial agreements with Brookdale related to the CCRC joint venture and the triple-net portfolio. Healthpeak will acquire Brookdale's 51% interest in 13 of 15 CCRC campuses for $541 million (increased from previously reported 12 campuses for $510 million). The remaining two campuses will be jointly marketed for sale by Healthpeak and Brookdale

– Entered into an agreement to sell remaining 49% interest in Healthpeak's U.K. holdings for gross proceeds of $232 million (or approximately $90 million of net proceeds after debt repayment)

– Signed agreement for early termination of a nine-property master lease with Capital Senior Living originally scheduled to mature in October 2020; Healthpeak intends to convert four core properties to RIDEA structures with Atria Senior Living (3) and Discovery Senior Living (1) and sell five non-core properties to third parties over the next 6-12 months

– Added two new medical office developments with total estimated spend of $34 million to Healthpeak's HCA Healthcare ("HCA") development program

– Previously announced transactions:

  • Under contract to acquire 35 CambridgePark Drive, a 224,000 square foot life science building located in the West Cambridge Boston submarket, for $333 million

  • Closed on the sale of Healthpeak's direct financing lease interests in 13 non-core senior housing properties for $274 million to Prime Care, LLC and its affiliates

– Established a $1 billion unsecured commercial paper program

– Received credit rating upgrade from Fitch Ratings to BBB+ with a stable outlook

– Increased 2019 FFO as adjusted per share guidance by one cent at the midpoint and 2019 Blended Total Portfolio SPP Cash NOI guidance by 25 basis points at the midpoint

– Named to the Dow Jones Sustainability Index for the seventh year, received the Green Star designation from GRESB for the eighth year and won the Ethical Boardroom's Corporate Governance Award for North American REITs

THIRD QUARTER COMPARISON

(in thousands, except per share amounts)	Three Months Ended September 30, 2019		Three Months Ended September 30, 2018	
	Amount	Per Share	Amount	Per Share
Net income (loss), diluted	$ (46,249)	$ (0.09)	$ 98,946	$ 0.21
NAREIT FFO, diluted	183,266	0.37	155,632	0.33
FFO as adjusted, diluted	222,160	0.44	208,106	0.44
FAD, diluted	191,922		186,545	

NAREIT FFO, FFO as adjusted, FAD, and SPP Cash NOI are supplemental non-GAAP financial measures that we believe are useful in evaluating the operating performance of real estate investment trusts (see the "Funds From Operations" and "Funds Available for Distribution" sections of this release for additional information). See "September 30, 2019 Discussion and Reconciliation of Non-GAAP Financial Measures" for definitions, discussions of their uses and inherent limitations, and reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP on the Investor Relations section of our website at http://ir.healthpeak.com/quarterly-results.

SAME PROPERTY PORTFOLIO OPERATING SUMMARY

The table below outlines the year-over-year three month and nine month SPP Cash NOI growth:

Year-Over-Year Total SPP Cash NOI Growth			
	% of Total YTD SPP	Three Month	Nine Month
Senior housing	26.2%	(1.3)%	(0.5%)
Life science	28.0%	5.8%	6.3%
Medical office	39.4%	2.5%	3.3%
Other non-reportable segments ("Other")	6.4%	2.9%	2.6%
Total Portfolio	**100.0%**	**2.4%**	**3.1%**

HCP CHANGES NAME TO HEALTHPEAK PROPERTIES, INC. AND TICKER SYMBOL TO "PEAK"

On October 30, 2019, we announced our new corporate name, Healthpeak Properties, Inc., and new common stock ticker symbol, "PEAK". Healthpeak's common stock will begin trading under its new name and ticker symbol "PEAK" on the New York Stock Exchange on November 5, 2019.

The name change represents the culmination of efforts to reposition our strategy, team, portfolio and balance sheet.

Healthpeak's new website can be found at www.healthpeak.com.

EXECUTIVE LEADERSHIP PROMOTIONS

On October 30, 2019, the Company announced several leadership changes, effective January 1, 2020.

- **Scott Brinker**, in addition to his role as Chief Investment Officer, will be promoted to President, reporting to Tom Herzog. Mr. Brinker has contributed to the successful repositioning of Healthpeak's portfolio with his deep industry experience and strong relationships. Mr. Brinker will assume full operational oversight of Healthpeak's business segments, with the three business segment leaders reporting to him. He will also continue to be responsible for enterprise-wide investments and portfolio management, including acquisitions and dispositions. This promotion will enable stronger strategic alignment across our segments, accelerated decision-making and portfolio optimization.

- **Jeff Miller** will be promoted to Executive Vice President - Senior Housing, reporting to Scott Brinker. In this expanded role, Mr. Miller will be responsible for oversight and execution of the Senior Housing segment, including advancing operational excellence.

- **Lisa Alonso** will be promoted to Executive Vice President and Chief Human Resources Officer, reporting to Tom Herzog. Ms. Alonso will continue to oversee all human resource activities, while absorbing greater leadership responsibilities and oversight. She will continue to enhance Healthpeak's position as an employer of choice, focusing on a people-first culture that attracts, develops and retains top talent.

A copy of the corresponding press release with additional details is available on the Investor Relations section of our website at http://ir.healthpeak.com.

SENIOR HOUSING JOINT VENTURE TRANSACTION

In October 2019, Healthpeak entered into a definitive agreement with a sovereign wealth fund (the "JV Partner") to form a new $790 million 53.5% (Healthpeak) / 46.5% (JV Partner) joint venture (the "Senior Housing Joint Venture"). The transaction is expected to close by year end.

Healthpeak will contribute 19 senior housing operating properties managed by Brookdale to the Senior Housing Joint Venture. The properties consist of 3,366 units and are located in Texas, Colorado, Illinois, Tennessee and Maryland with an average age of 23 years.

The Senior Housing Joint Venture, combined with the previously announced Brookdale CCRC and triple-net transactions, is expected to reduce Healthpeak's Brookdale concentration to 6% on a pro forma basis.

BROOKDALE CCRC AND TRIPLE-NET TRANSACTIONS

On October 1, 2019, Healthpeak announced several transactions with Brookdale related to the 15-property CCRC joint venture and the 43-property triple-net portfolio that will improve Healthpeak's operator diversification, strengthen the remaining Brookdale-operated triple-net portfolio, expand Healthpeak's relationship with Life Care Services ("LCS") and provide Healthpeak full ownership and control over this unique and differentiated CCRC portfolio.

Subsequently, in October 2019, Healthpeak and Brookdale agreed to revise the terms of the previously announced transaction to include the purchase by Healthpeak of Brookdale's interest in the 741-unit CCRC in Bradenton, Florida rather than selling the property to a third party. The transaction highlights below reflect the addition of the Bradenton CCRC to the Healthpeak acquisition pool.

- Healthpeak to acquire Brookdale's 51% interest in 13 CCRCs with 6,383 units and 570 acres of land for $541 million
  - Healthpeak to transition management to LCS under a highly incentivized management contract
  - Inclusive of a $100 million termination fee payment and the expected $8 million annual reduction in management fees, the transaction is estimated to yield a year one cash NOI (inclusive of nonrefundable entrance fees) capitalization rate of 9.8%
  - Healthpeak and Brookdale agree to jointly market for sale the remaining two CCRCs in the existing joint venture unencumbered by the Brookdale management contract
- Healthpeak and Brookdale to restructure the 43 property triple-net portfolio
  - Brookdale to acquire 18 properties from Healthpeak for $405 million
  - Healthpeak to transition management of one property to LCS, which will be converted to SHOP upon transition
  - Remaining 24 properties that are currently in 11 separate lease pools will be combined into a single master lease with a December 31, 2027 maturity date, 2.4% annual rent escalator and pro forma EBITDAR rent coverage of approximately 1.1x
- Healthpeak to market for sale one SHOP property unencumbered by the Brookdale management agreement

Additional details can be found in the October 1, 2019 press release and the "Healthpeak Brookdale Transaction Update – October 30, 2019" investor presentation on the Investor Relations section of our website at http://ir.healthpeak.com.

U.K. PORTFOLIO SALE

In October 2019, Healthpeak entered into a definitive agreement to sell the remaining 49% interest in its U.K. holdings to Omega Healthcare Investors, Inc. for net proceeds after debt repayment of approximately $90 million. The transaction is expected to close by year end and will allow Healthpeak to complete its planned exit from the U.K.

CAPITAL SENIOR LIVING ("CSU")

In October 2019, Healthpeak entered into an agreement for the early termination of a nine-property master lease with CSU, originally scheduled to mature in October 2020. Healthpeak will convert four core properties from triple-net leases to RIDEA structures. Management of three of the core properties will be transitioned to Atria Senior Living and one core property will be transitioned to Discovery Senior Living. Closing is expected to occur in the first quarter of 2020. Healthpeak intends to sell the remaining five non-core properties to third parties over the next 6-12 months. The leases will be terminated with respect to the properties upon closing of the transitions and sales, respectively. CSU will continue to pay its contractual rent obligations until the property sales and transitions are completed. Additionally, CSU will pay Healthpeak $1 million upon completion of these transactions. Healthpeak's other six-property master lease with CSU, which includes $4.3 million in annual rent and matures in 2026, will remain unaffected.

DEVELOPMENT UPDATES

MEDICAL OFFICE DEVELOPMENT PROGRAM WITH HCA

As part of the development program with HCA, Healthpeak has signed definitive agreements on two additional development projects.

- Orange Park: A 63,000 square foot three-story Class A medical office building located on the Orange Park Medical Center Campus in Orange Park, FL, located approximately 10 miles from downtown Jacksonville, with an estimated cost of $17 million. The project is 48% pre-leased.

- Raulerson: A 52,000 square foot four-story Class A medical office building located on the Raulerson Hospital Campus in central Florida. The $17 million development is 54% pre-leased.

Construction on these development projects is expected to begin in 2020.

PREVIOUSLY ANNOUNCED TRANSACTION UPDATES

35 CAMBRIDGEPARK DRIVE

In September 2019, Healthpeak announced it executed a definitive agreement to acquire, for $332.5 million, a 224,000 square foot, LEED Gold® laboratory building located at 35 CambridgePark Drive in the Cambridge submarket of Boston, Massachusetts, which represents year one cash and GAAP capitalization rates of 4.8% and 5.7%, respectively. The newly built and 100% leased property is adjacent to Healthpeak's recently acquired property at 87 CambridgePark Drive and future development opportunity at 101 CambridgePark Drive. Combined, Healthpeak has created up to 440,000 square feet of contiguous space across a modern campus. The transaction is expected to close in December 2019.

BALANCE SHEET AND CAPITAL MARKET ACTIVITIES

COMMERCIAL PAPER PROGRAM AND REVOLVING CREDIT FACILITY

In September 2019, Healthpeak established a $1 billion commercial paper program.

At October 29, 2019, Healthpeak had $650 million outstanding under its commercial paper program and $71 million outstanding under its revolving credit facility ("revolver"), resulting in $1.8 billion of short-term borrowing capacity.

DIVIDEND

On October 23, 2019, Healthpeak announced that its Board declared a quarterly cash dividend of $0.37 per common share. The dividend will be paid on November 19, 2019 to stockholders of record as of the market close on November 4, 2019.

SUSTAINABILITY

Healthpeak's position as a leader in environmental, social and governance (ESG) performance has been recognized by various organizations around the world. For the seventh consecutive year, Healthpeak has been named to Dow Jones' North America Sustainability Index for demonstrating best-in-class sustainable business practices. Additionally, for the eighth consecutive year, Healthpeak has received the Green Star designation from GRESB for excellence in sustainability implementation and transparency. Healthpeak was also named Ethical Boardroom's winner for best corporate governance for a North American REIT. More information about Healthpeak's sustainability efforts, including a link to our Sustainability Report, is available on our website at www.healthpeak.com/sustainability.

2019 GUIDANCE

For full year 2019, we are updating the following guidance ranges:

- Diluted net income per share to range between $0.05 to $0.11

- Diluted NAREIT FFO per share of $1.62 to $1.66

- Diluted FFO as adjusted per share of $1.74 to $1.78

- Blended Total Portfolio SPP Cash NOI growth of 2.25% to 3.25%

These estimates do not reflect the potential impact from unannounced future transactions other than capital recycling activities. For additional details and information regarding these estimates, see the 2019 Guidance section of our corresponding Supplemental Report and the Discussion and Reconciliation of Non-GAAP Financial Measures, which are both available in the Investor Relations section of our website at http://ir.healthpeak.com.

COMPANY INFORMATION

Healthpeak has scheduled a conference call and webcast for Thursday, October 31, 2019, at 9:00 a.m. Pacific Time (12:00 p.m. Eastern Time) to present its performance and operating results for the third quarter ended September 30, 2019. The conference call is accessible by dialing (888) 317-6003 (U.S.) or (412) 317-6061 (International). The conference ID number is 2983226. You may also access the conference call via webcast in the Investor Relations section of our website at http://ir.healthpeak.com. An archive of the webcast will be available on Healthpeak's website through October 31, 2020, and a telephonic replay can be accessed through November 15, 2019, by dialing (877) 344-7529 (U.S.) or (412) 317-0088 (International) and entering conference ID number 10135160. Our Supplemental Report for the current period is also available, with this earnings release, in the Investor Relations section of our website.

ABOUT HEALTHPEAK

Healthpeak Properties, Inc. is a fully integrated real estate investment trust (REIT) and S&P 500 company. Healthpeak owns and develops high-quality real estate in the three private-pay healthcare asset classes of Life Science, Senior Housing and Medical Office, designed to provide stability through the inevitable industry cycles. At Healthpeak, we pair our deep understanding of the healthcare real estate market with a strong vision for long-term growth. For more information regarding Healthpeak, visit www.healthpeak.com. Healthpeak's common stock is expected to begin trading under its new name and ticker symbol "PEAK" on the New York Stock Exchange on November 5, 2019.

FORWARD-LOOKING STATEMENTS

Statements in this release that are not historical facts are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, among other things, statements regarding our and our officers' intent, belief or expectation as identified by the use of words such as "may," "will," "project," "expect," "believe," "intend," "anticipate," "seek," "target," "forecast," "plan," "potential," "estimate," "could," "would," "should" and other comparable and derivative terms or the negatives thereof. Examples of forward-looking statements include, among other things: (i) statements regarding timing, outcomes and other details relating to current, pending or contemplated acquisitions, dispositions, transitions, developments, redevelopments, joint venture transactions, leasing activity, capital recycling plans, financing activities, or other transactions discussed in this release; (ii) statements regarding our corporate name change and ticker symbol change; (iii) statements regarding executive leadership promotions; (iv) statements regarding the payment of a quarterly cash dividend; and (v) all statements under the heading "2019 Guidance," including without limitation with respect to expected net income, NAREIT FFO per share, FFO as adjusted per share, SPP Cash NOI growth and other financial projections and assumptions, as well as comparable statements included in other sections of this release. Forward-looking statements reflect our current expectations and views about future events and are subject to risks and uncertainties that could significantly affect our future financial condition and results of operations. While forward-looking statements reflect our good faith belief and assumptions we believe to be reasonable based upon current information, we can give no assurance that our expectations or forecasts will be attained. Further, we cannot guarantee the accuracy of any such forward-looking statement contained in this release, and such forward-looking statements are subject to known and unknown risks and uncertainties that are difficult to predict. These risks and uncertainties include, but are not limited to: our reliance on a concentration of a small number of tenants and operators for a significant percentage of our revenues and net operating income; the financial condition of our existing and future tenants, operators and borrowers, including potential bankruptcies and downturns in their businesses, and their legal and regulatory proceedings, which results in uncertainties regarding our ability to continue to realize the full benefit of such tenants' and operators' leases and borrowers' loans; the ability of our existing and future tenants, operators and borrowers to conduct their respective businesses in a manner sufficient to maintain or increase their revenues and manage their expenses in order to generate sufficient income to make rent and loan payments to us and our ability to recover investments made, if applicable, in their operations; our concentration in the healthcare property sector, particularly in senior housing, life sciences and medical office buildings, which makes our profitability more vulnerable to a downturn in a specific sector than if we were investing in multiple industries; operational risks associated with third party management contracts, including the additional regulation and liabilities of our RIDEA lease structures; the effect on us and our tenants and operators of legislation, executive orders and other legal requirements, including compliance with the Americans with Disabilities Act, fire, safety and health regulations, environmental laws, the Affordable Care Act, licensure, certification and inspection requirements, and laws addressing entitlement programs and related services, including Medicare and Medicaid, which may result in future reductions in reimbursements or fines for noncompliance; our ability to identify replacement tenants and operators and the potential renovation costs and regulatory approvals associated therewith; the risks associated with property development and redevelopment, including costs above original estimates, project delays and lower occupancy rates and rents than expected; the potential impact of uninsured or underinsured losses; the risks associated with our investments in joint ventures and unconsolidated entities, including our lack of sole decision making authority and our reliance on our partners' financial condition and continued cooperation; competition for the acquisition and financing of suitable healthcare properties as well as competition for tenants and operators, including with respect to new leases and mortgages and the renewal or rollover of existing leases; our or our counterparties' ability to fulfill obligations, such as financing conditions and/or regulatory approval requirements, required to successfully consummate acquisitions, dispositions, transitions, developments, redevelopments, joint venture transactions or other transactions; our ability to achieve the benefits of acquisitions or other investments within expected time frames or at all, or within expected cost projections; the potential impact on us and our tenants, operators and borrowers from current and future litigation matters, including the possibility of larger than expected litigation costs, adverse results and related developments; changes in federal, state or local laws and regulations, including those affecting the healthcare industry that affect our costs of compliance or increase the costs, or otherwise affect the operations, of our tenants and operators; our ability to foreclose on collateral securing our real estate-related loans; volatility or uncertainty in the capital markets, the availability and cost of capital as impacted by interest rates, changes in our credit ratings, the value of our common stock, and other conditions that may adversely impact our ability to fund our obligations or consummate transactions, or reduce the earnings from potential transactions; changes in global, national and local economic and other conditions, including currency exchange rates; our ability to manage our indebtedness level and changes in the terms of such indebtedness; competition for skilled management and other key personnel; our reliance on information technology systems and the potential impact of system failures, disruptions or breaches; our ability to maintain our qualification as a real estate investment trust; and other risks and uncertainties described from time to time in our Securities and Exchange Commission filings. Except as required by law, we do not undertake, and hereby disclaim, any obligation to update any forward-looking statements, which speak only as of the date on which they are made.

CONTACT

Barbat Rodgers
Senior Director – Investor Relations
949-407-0400

Healthpeak Properties, Inc.
Consolidated Balance Sheets
In thousands, except share and per share data
(unaudited)

	September 30, 2019	December 31, 2018
Assets		
Real estate:		
Buildings and improvements	$ 11,829,835	$ 10,877,248
Development costs and construction in progress	603,672	537,643
Land	2,017,284	1,637,506
Accumulated depreciation and amortization	(2,915,680)	(2,842,947)
Net real estate	11,535,111	10,209,450
Net investment in direct financing leases	84,604	713,818
Loans receivable, net	137,619	62,998
Investments in and advances to unconsolidated joint ventures	505,245	540,088
Accounts receivable, net of allowance of $7,887 and $5,127	56,991	48,171
Cash and cash equivalents	124,990	110,790
Restricted cash	30,114	29,056
Intangible assets, net	303,722	305,079
Assets held for sale, net	402,741	108,086
Right-of-use asset, net	172,958	—
Other assets, net	656,115	591,017
Total assets	$ 14,010,210	$ 12,718,553
Liabilities and Equity		
Bank line of credit	$ 737,793	$ 80,103
Term loan	248,882	—
Senior unsecured notes	5,253,639	5,258,550
Mortgage debt	275,049	138,470
Other debt	85,069	90,785
Intangible liabilities, net	54,913	54,663
Liabilities of assets held for sale, net	35,063	1,125
Lease liability	156,297	—
Accounts payable and accrued liabilities	431,493	391,583
Deferred revenue	208,653	190,683
Total liabilities	7,486,851	6,205,962
Commitments and contingencies		
Common stock, $1.00 par value: 750,000,000 shares authorized; 494,848,212 and 477,496,499 shares issued and outstanding	494,848	477,496
Additional paid-in capital	8,904,765	8,398,847
Cumulative dividends in excess of earnings	(3,461,256)	(2,927,196)
Accumulated other comprehensive income (loss)	(5,223)	(4,708)
Total stockholders' equity	5,933,134	5,944,439
Joint venture partners	384,277	391,401
Non-managing member unitholders	205,948	176,751
Total noncontrolling interests	590,225	568,152
Total equity	6,523,359	6,512,591
Total liabilities and equity	$ 14,010,210	$ 12,718,553

Healthpeak Properties, Inc.
Consolidated Statements of Operations
In thousands, except per share data
(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2019	2018	2019	2018
	(unaudited)			
Revenues:				
Rental and related revenues	$ 312,600	$ 303,854	$ 908,019	$ 938,446
Resident fees and services	213,040	137,359	517,501	416,947
Income from direct financing leases	9,590	13,573	33,304	40,329
Interest income	2,741	1,236	6,868	9,048
Total revenues	537,971	456,022	1,465,692	1,404,770
Costs and expenses:				
Interest expense	61,230	63,486	167,499	211,626
Depreciation and amortization	171,944	132,198	469,191	418,740
Operating	248,069	181,207	630,989	527,625
General and administrative	22,970	23,503	71,445	75,192
Transaction costs	1,319	4,489	7,174	9,088
Impairments (recoveries), net	38,257	5,268	115,653	19,180
Total costs and expenses	543,789	410,151	1,461,951	1,261,451
Other income (expense):				
Gain (loss) on sales of real estate, net	(784)	95,332	18,708	162,211
Loss on debt extinguishments	(35,017)	(43,899)	(36,152)	(43,899)
Other income (expense), net	693	1,604	24,834	(37,017)
Total other income (expense), net	(35,108)	53,037	7,390	81,295
Income (loss) before income taxes and equity income (loss) from unconsolidated joint ventures	(40,926)	98,908	11,131	224,614
Income tax benefit (expense)	6,261	4,929	11,583	14,919
Equity income (loss) from unconsolidated joint ventures	(7,643)	(911)	(10,012)	(442)
Net income (loss)	(42,308)	102,926	12,702	239,091
Noncontrolling interests' share in earnings	(3,555)	(3,555)	(10,692)	(9,546)
Net income (loss) attributable to Healthpeak Properties, Inc.	(45,863)	99,371	2,010	229,545
Participating securities' share in earnings	(386)	(425)	(1,223)	(1,278)
Net income (loss) applicable to common shares	$ (46,249)	$ 98,946	$ 787	$ 228,267
Earnings per common share:				
Basic	$ (0.09)	$ 0.21	$ 0.00	$ 0.49
Diluted	$ (0.09)	$ 0.21	$ 0.00	$ 0.49
Weighted average shares outstanding:				
Basic	491,203	469,867	482,595	469,732
Diluted	491,203	470,118	484,792	469,876

Healthpeak Properties, Inc.

Funds From Operations

In thousands, except per share data

(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2019	2018	2019	2018
Net income (loss) applicable to common shares	$ (46,249)	$ 98,946	$ 787	$ 228,267
Real estate related depreciation and amortization	171,944	132,198	469,191	418,740
Real estate related depreciation and amortization on unconsolidated joint ventures	14,952	15,180	45,153	48,730
Real estate related depreciation and amortization on noncontrolling interests and other	(4,999)	(2,971)	(14,927)	(7,136)
Other real estate-related depreciation and amortization	1,357	2,343	4,798	4,906
Loss (gain) on sales of real estate, net	784	(95,332)	(18,708)	(162,211)
Loss (gain) on sales of real estate, net on noncontrolling interests	(2)	—	206	—
Loss (gain) upon consolidation of real estate, net[1]	20	—	(11,481)	41,017
Taxes associated with real estate dispositions	—	—	—	1,147
Impairments (recoveries) of depreciable real estate, net[2]	43,784	5,268	111,033	11,541
NAREIT FFO applicable to common shares	181,591	155,632	586,052	585,001
Distributions on dilutive convertible units and other	1,675	—	4,954	—
Diluted NAREIT FFO applicable to common shares	$ 183,266	$ 155,632	$ 591,006	$ 585,001
Diluted NAREIT FFO per common share	$ 0.37	$ 0.33	$ 1.21	$ 1.25
Weighted average shares outstanding - diluted NAREIT FFO	499,450	470,118	489,609	469,876
Impact of adjustments to NAREIT FFO:				
Transaction-related items	$ 1,335	$ 4,678	$ 13,659	$ 8,612
Other impairments (recoveries) and losses (gains), net[3]	—	—	10,147	4,341
Severance and related charges[4]	1,334	4,573	5,063	13,311
Loss on debt extinguishments[5]	35,017	43,899	36,152	43,899
Litigation costs (recoveries)	(150)	(545)	(549)	41
Casualty-related charges (recoveries), net[6]	1,607	—	(4,636)	—
Foreign currency remeasurement losses (gains)	(162)	(41)	(350)	(106)
Total adjustments	38,981	52,564	59,486	70,098
FFO as adjusted applicable to common shares	220,572	208,196	645,538	655,099
Distributions on dilutive convertible units and other	1,588	(90)	4,809	(180)
Diluted FFO as adjusted applicable to common shares	$ 222,160	$ 208,106	$ 650,347	$ 654,919
Diluted FFO as adjusted per common share	$ 0.44	$ 0.44	$ 1.33	$ 1.39
Weighted average shares outstanding - diluted FFO as adjusted	499,450	470,118	489,609	469,876

---

(1) For the nine months ended September 30, 2019, represents the gain related to the acquisition of the outstanding equity interests in a previously unconsolidated senior housing joint venture. For the nine months ended September 30, 2018, represents the loss on consolidation of seven U.K. care homes.

(2) For the three and nine months ended September 30, 2019, includes a $6 million impairment charge related to depreciable real estate held by the CCRC JV, which we recognized in equity income (loss) from unconsolidated joint ventures in the consolidated statement of operations.

(3) For the nine months ended September 30, 2019, represents the impairment of 13 senior housing triple-net facilities under direct financing leases recognized as a result of entering into sales agreements. For the nine months ended September 30, 2018, represents the impairment of an undeveloped life science land parcel classified as held for sale, partially offset by an impairment recovery upon the sale of a mezzanine loan investment in March 2018.

(4) For the nine months ended September 30, 2018, primarily relates to the departure of our former Executive Chairman, which consisted of $6 million of cash severance and $3 million of equity award vestings.

(5) For all periods presented, represents the premium associated with the prepayment of senior unsecured notes.

(6) For the three months ended September 30, 2019, represents evacuation costs related to hurricanes. For the nine months ended September 30, 2019, represents incremental insurance proceeds received for property damage and other associated costs related to hurricanes in 2017, net of evacuation costs related to hurricanes in 2019.

Healthpeak Properties, Inc.

Funds Available for Distribution

In thousands

(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2019	2018	2019	2018
FFO as adjusted applicable to common shares	$ 220,572	$ 208,196	$ 645,538	$ 655,099
Amortization of deferred compensation[(1)]	3,715	3,530	11,613	11,249
Amortization of deferred financing costs	2,735	3,070	8,174	9,760
Straight-line rents	(10,252)	(4,409)	(22,192)	(20,888)
FAD capital expenditures	(24,107)	(24,646)	(62,840)	(70,237)
Lease restructure payments	289	300	870	901
CCRC entrance fees[(2)]	5,731	6,524	14,071	13,203
Deferred income taxes	(6,434)	(4,880)	(14,063)	(12,751)
Other FAD adjustments[(3)]	(2,002)	(1,140)	(4,387)	(7,959)
FAD applicable to common shares	190,247	186,545	576,784	578,377
Distributions on dilutive convertible units and other	1,675	—	4,953	—
Diluted FAD applicable to common shares	**$ 191,922**	**$ 186,545**	**$ 581,737**	**$ 578,377**
Weighted average shares outstanding - diluted FAD	499,450	470,118	489,609	469,876

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(1) Excludes amounts related to the acceleration of deferred compensation for restricted stock units that vested upon the departure of certain former employees, which have already been excluded from FFO as adjusted in severance and related charges.

(2) Represents our 49% share of our CCRC JV's non-refundable entrance fees collected in excess of amortization.

(3) Primarily includes our share of FAD capital expenditures from unconsolidated joint ventures, partially offset by noncontrolling interests' share of FAD capital expenditures from consolidated joint ventures.